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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D

                      Under the Securities Exchange Act of l934
                                  (Amendment No. 1)*

                               GERBER SCIENTIFIC, INC.
                               -----------------------
                                   (Name of Issuer)

                            Common Stock, $1.00 Par Value
                            -----------------------------
                                (Title of Securities)

                                      373730100
                                      ---------
                                    (CUSIP Number)

                    Sonia K. Gerber, David J. Gerber, Melisa T. Gerber
                                c/o Gerber Scientific, Inc.
                       83 Gerber Road West, South Windsor, CT 06074
                                       (860)644-1551
                   -----------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized to Receive
                                Notices and Communications)

                                      August 14, 1997
                  ------------------------------------------------------
                  (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                    Page 1 of  7  pages

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          CUSIP No. 373730100                      13D            Page 2 of 7

          1.   Name of Reporting Persons S.S. or I.R.S. Identification No.

               Estate of H. Joseph Gerber
               Sonia K. Gerber
               David J. Gerber
               Melisa T. Gerber




          2.   Check the Appropriate Box if a Member of a Group*

                                             (a) /    /
                                             (b) /   /

          3.   SEC Use Only


          4.   Source of Funds*   Not Applicable


          5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)    /  /


          6.   Citizenship or Place of Organization:

               Estate of H. Joseph Gerber - Connecticut
               Sonia K. Gerber - USA
               David J. Gerber - USA
               Melisa T. Gerber - USA

          Number of Shares Beneficially Owned by Each Reporting Person With:

          7.   Sole Voting Power
               Estate of H. Joseph Gerber              2,331,740
               Sonia K. Gerber                           103,475
               David J. Gerber                           102,771
               Melisa T. Gerber                           98,272


          8.   Shared Voting Power
               Estate of H. Joseph Gerber                      0
               Sonia K. Gerber                         2,331,740
               David J. Gerber                         2,331,740
               Melisa T. Gerber                        2,331,740


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          CUSIP No. 373730100                   13D                Page 3 of 7




          9.   Sole Dispositive Power
               Estate of H. Joseph Gerber              2,331,740
               Sonia K. Gerber                           103,475
               David J. Gerber                           102,771
               Melisa T. Gerber                           98,272

          10.  Shared Dispositive Power
               Estate of H. Joseph Gerber                      0
               Sonia K. Gerber                         2,331,740
               David J. Gerber                         2,331,740
               Melisa T. Gerber                        2,331,740

          11.  Aggregate Amount Beneficially Owned by Each Reporting Person
               Estate of H. Joseph Gerber              2,331,740
               Sonia K. Gerber                         2,435,215
               David J. Gerber                         2,434,511
               Melisa T. Gerber                        2,430,012

          12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* Not Applicable


          13.  Percent of Class Represented by Amount in Row (11)

               Estate of H. Joseph Gerber              10.29%
               Sonia K. Gerber                         10.75%
               David J. Gerber                         10.74%
               Melisa T. Gerber                        10.72%

          14.  Type of Reporting Person:   OO, IN, IN, IN

          Item 1.  Security and Issuer

               This statement relates to Common Stock, Par Value $1.00 of
                    Gerber Scientific, Inc.
                    83 Gerber Road West
                    South Windsor, Connecticut 06074

          Item 2.  Identity and Background

               The following information is furnished with respect to the Estate of H. Joseph Gerber, Sonia K. Gerber, David J. Gerber, and Melisa T. Gerber, the persons filing this statement. All of the individual reporting persons are citizens of the United States:


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          CUSIP No. 373730100                    13D               Page 4 of 7




               (1) Estate of H. Joseph Gerber, which has no residence address but whose business address is c/o Gerber Scientific, Inc., 83 Gerber Road West, South Windsor, Connecticut 06074, is not employed, has had no material occupation, positions, offices or employment during the last five (5) years, and has not, during the last five (5) years been convicted in any criminal proceeding. The Estate has not, during the last five (5) years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The co-executors of the Estate are Sonia K. Gerber, David J. Gerber, and Melisa T. Gerber.

               (2) Sonia K. Gerber s residential address is 34 High Wood Road, West Hartford, Connecticut 06117. Mrs. Gerber is not employed, and has not, during the last five (5) years, been convicted in any criminal proceeding nor has she, during the last five (5) years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (3) David J. Gerber s business address is c/o Gerber Scientific, Inc., 83 Gerber Road West, South Windsor, Connecticut 06074. Mr. Gerber is the Director of New Business Development and Technology Strategy and a Director of Gerber Scientific, Inc. Mr. Gerber has not, during the last five (5) years, been convicted in any criminal proceeding nor has he, during the last five (5) years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (4) Melisa T. Gerber s residential address is 20 Woodside Road, Newton, Massachusetts 02160. Ms. Gerber is a sculptor and a student. Ms. Gerber has not, during the last five (5) years been convicted in any criminal proceeding nor has she, during the last five (5) years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          Item 3.  Source and Amount of Funds or Other Consideration:
                   Not Applicable


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          CUSIP No. 373730100                   13D                Page 5 of 7




          Item 4.   Purpose of Transaction

               The purpose of the acquisition by the Reporting Persons, aside from the Estate, is to administer the Estate of H. Joseph Gerber. The purpose of this amendment is to reflect the sale by the Estate of 800,000 shares of the Issuer s stock to the Issuer and certain charitable bequests of an aggregate of 43,150 shares. Unless otherwise sooner disposed of by the Estate, the balance of the shares of Gerber Scientific, Inc. owned beneficially by Sonia K. Gerber, David J. Gerber, and Melisa T. Gerber as co-executors of the Estate ultimately will be distributed pursuant to the terms of the will of H. Joseph Gerber which provides for disposition of the shares to Sonia K. Gerber, David J. Gerber, Melisa T. Gerber, and designated charitable and educational institutions.

          Item 5.  Interest in Securities of the Issuer

               Following the  sale and  the charitable  bequests referred  to in
          Item 4 above, the Estate of H. Joseph Gerber beneficially owns an aggregate of 2,331,740 shares, including immediately exercisable options to purchase 105,220 shares (approximately 10.29% of the Issuer s outstanding Common Stock).

               Sonia K. Gerber beneficially owns an aggregate of 2,435,215 shares, including 2,331,740 shares beneficially owned as co-executor of the Estate of H. Joseph Gerber. These shares aggregate approximately 10.75% of the Issuer s outstanding shares.

               David J. Gerber beneficially owns an aggregate of 2,434,511 shares, including 2,331,740 shares owned as co-executor of the Estate of H. Joseph Gerber; options to purchase 2,500 shares which are exercisable within 60 days; and 30,746 shares which are held in a trust established under the terms of the will of Bertha Gerber (under the terms of such trust, Sonia K. Gerber is the sole trustee but as the trustee she is obligated to follow the direction of the beneficiary, David J. Gerber, with respect to all matters relating to such shares including voting and the retention or sale of such securities). These shares aggregate approximately 10.74% of the Issuer s outstanding shares.

               Melisa T. Gerber beneficially owns 2,430,012 shares, including 2,331,740 shares owned by the Estate of H. Joseph Gerber, and 30,747 shares which are held in a trust established under the terms of the will of Bertha Gerber (under the terms of such trust, Sonia K. Gerber is the sole trustee but as the trustee she is obligated to follow the direction of the beneficiary, Melisa T. Gerber, with respect to all matters relating to such shares including voting and the retention or sale of such securities). These shares aggregate approximately 10.72% of the Issuer s outstanding shares.


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          CUSIP No. 373730100                    13D               Page 6 of 7




               Sonia K. Gerber has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of an aggregate of 103,475 shares.

               David J. Gerber has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 102,771 shares, which includes 30,746 shares held in a trust established under the will of Bertha Gerber.

               Melisa T. Gerber has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 98,272 shares, which includes 30,747 shares held in a trust established under the will of Bertha Gerber.

               As  co-executors  of the  Estate of  H.  Joseph Gerber,  Sonia K.
          Gerber, David J. Gerber, and Melisa T. Gerber have shared power to vote or direct the vote and shared power to dispose or direct the disposition (subject to the terms of the will of H. Joseph Gerber) of the 2,331,740 shares beneficially owned by the Estate of H. Joseph Gerber.

               The following transactions in the Issuer s common stock were effected by the reporting persons during the past sixty days:

               On August 14, 1997, the Estate of H. Joseph Gerber sold 800,000 shares of the Issuer s Common Stock to the Issuer in a negotiated transaction for a cash purchase price of $20.50 per share. On the same date, the Estate made certain charitable bequests aggregating 43,150 shares.

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               As explained in Item 4, unless otherwise sooner disposed of, the Gerber Scientific, Inc. securities beneficially owned by the Estate and by Sonia K. Gerber, David J. Gerber, and Melisa T. Gerber, as co-executors of the Estate, will be distributed pursuant to the terms of the will of H. Joseph Gerber.

          Item 7.  Material to be Filed as Exhibits.

               The agreement of the parties pursuant to Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934 is included under the heading Signatures below.


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          CUSIP No. 373730100                   13D                Page 7 of 7




          Signatures


               After reasonable inquiry and to the best knowledge of and on behalf of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct, and the undersigned each agree that this Schedule 13D is filed on behalf of each of them.



          Date:  August 14, 1997             /s/ Sonia K. Gerber
                                        --------------------------------
                                        Estate of H. Joseph Gerber
                                        By Sonia K. Gerber,
                                        Co-Executor


                                        /s/ David J. Gerber
                                        ---------------------------------
                                        Estate of H. Joseph Gerber
                                        By David J. Gerber,
                                        Co-Executor


                                        /s/ Melisa T. Gerber
                                        ---------------------------------
                                        Estate of H. Joseph Gerber
                                        By Melisa T. Gerber
                                        Co-Executor


                                        /s/ Sonia K. Gerber
                                        ---------------------------------
                                        Sonia K. Gerber
                                        Individually, and as Co-Executor


                                        /s/ David J. Gerber
                                        ---------------------------------
                                        David J. Gerber
                                        Individually, and as Co-Executor


                                        /s/ Melisa T. Gerber
                                        ---------------------------------
                                        Melisa T. Gerber
                                        Individually, and as Co-Executor